3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial: (215) 981- 4659

direct fax: (866) 422 - 2114

falcoj@pepperlaw.com

April 23, 2010

Via EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Brion Thompson

Re:	Kalmar Pooled Investment Trust

1933 Act File No. 333-13593

1940 Act File No. 811-7853

Dear Ms. Cole:

On behalf of Kalmar Pooled Investment Trust (the “Trust”), this letter is being filed with the Securities and Exchange Commission to respond to oral comments provided on April 9, 2010 from the staff of the Commission (the “Staff”) to Post-Effective Amendment No. 16 to the Registration Statement on Form N-1A filed on February 25, 2010 pursuant to Rule 485(a) under the Securities Act of 1933 Act (“PEA No. 16”) to comply with recent amendments to Form N-1A.

We appreciate the opportunity to address the Staff’s comments regarding certain disclosure in the prospectus and statement of additional information (“SAI”) contained in PEA No. 16. We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response to the Staff’s comments. The Trust’s responses to the Staff’s comments will be reflected in a post-effective amendment to the Registration Statement to be filed pursuant to Rule 485(b) under the Securities Act of 1933.

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www.pepperlaw.com

U.S. Securities and Exchange Commission

April 23, 2010

PROSPECTUS

1.	On the cover page of the Prospectus, please delete the 1st and 2nd paragraphs immediately following the Prospectus date.

Response: The Prospectus has been revised to reflect the Staff’s comment.

2.	On page 1 of the Prospectus, please delete the footnote to the fees and expenses table regarding the redemption fee.

Response: The Prospectus has been revised to reflect the Staff’s comment. A parenthetical phrase has been inserted after the line item “Redemption Fee” stating “as a percentage of amounts redeemed within 90 days of purchase.”

3.	On pages 1 and 2 of the Prospectus, please limit the summary disclosure regarding the principal investment strategy so as to be more concise. Consider moving certain discussion of the investment adviser’s investment process to the response to Item 9 of Form N-1A.

Response: The Prospectus has been revised to reflect the Staff’s comment.

4.	On page 3 of the Prospectus under the heading “Principal Risks of Investing in the Fund,” provide disclosure regarding opportunity risk so as to conform with Item 9 discussion of risk later in the Prospectus.

Response: The Prospectus has been revised to reflect the Staff’s comment.

5.	On page 4 of the Prospectus, remove the footnotes to the Average Annual Total Return table regarding the indices and provide disclosure regarding the benchmark index in the paragraph immediately following the heading “Performance Information.” With respect to the non-benchmark indices, discuss the relevance of such indices.

Response: The Prospectus has been revised to reflect the Staff’s comment.

U.S. Securities and Exchange Commission

April 23, 2010

6.	On page 4 of the Prospectus under the heading “Investment Adviser,” delete the address of the investment adviser. Only the name of the investment adviser should be disclosed.

Response: The Prospectus has been revised to reflect the Staff’s comment.

7.	On page 4 of the Prospectus under the heading “Purchase and Sale of Fund Shares,” remove the sentence regarding the waiver of minimum investment amounts and remove cross references to other sections of the Prospectus.

Response: The Prospectus has been revised to reflect the Staff’s comment.

8.	On page 4 of the Prospectus under the heading “Tax Information,” disclose that tax-deferred amounts may be taxed upon withdrawal. In addition, remove cross references to other sections of the Prospectus

Response: The Prospectus has been revised to reflect the Staff’s comment.

9.	On page 6 of the Prospectus under the heading “MORE INFORMATION ABOUT THE INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENT STRATEGIES,” disclose which, if any, of the investment strategies, techniques or securities are principal and non-principal.

Response: The Prospectus has been revised to reflect the Staff’s comment. This section has been further divided between “Principal Investment Strategies” and “Other Investments Strategies.”

STATEMENT OF ADDITIONAL INFORMATION

1.	On page 9 of the SAI, with respect to the Fund’s investment limitation regarding industry concentration, explain the rationale for considering certificates of deposits and bankers’ acceptances as excepted from the industry concentration policy limits.

Response: It is the Trust’s understanding that certificates of deposit and bankers’ acceptances are generally accepted to be cash equivalents. Accordingly, the Fund believes that it is reasonable to consider such investments as cash and

U.S. Securities and Exchange Commission

April 23, 2010

not as investments in any particular industry for purposes of the Registrant’s industry concentration policy. Such policy has been in place since the Fund’s initial registration and inception.

2.	Also with respect to the Fund’s investment limitation regarding industry concentration, please provide examples for the fund’s policy with respect to utility companies and financial service companies.

Response: The Fund will implement the industry concentration policy with respect to the utilities industry and the financial services industries set forth above consistent with the following examples: (i) utility companies will be divided according to their services, for example, gas, gas transmission, electric and telephone will each be considered a separate industry; and (ii) financial service companies will be classified according to the end users of their services, for example, automobile finance, bank finance and diversified finance will each be considered a separate industry.

3.	Under the section entitled “Leadership Structure and Responsibilities of the Board of Trustees and Committees,” provide more detailed discussion regarding the interested chair and the Board’s determination that such arrangement is appropriate in light of the fund’s leadership structure and its board oversight functions.

Response: The section has been revised to reflect the Staff’s comment. The following disclosure has been inserted:

The Board has adopted a Statement of Policy on the Qualifications for Selection as Chairman of the Board that sets forth the following required skills of a Chairman in addition to the basic qualifications for all members of the Board: (i) the ability to exercise leadership among the Trustees; (iii) the ability to chair Board meetings in an evenhanded and open manner; (iv) the ability to communicate effectively with the Fund’s shareholders, service providers, regulatory agencies, the press and other

U.S. Securities and Exchange Commission

April 23, 2010

relevant parties; (v) the ability to represent the Fund’s interests effectively in all dealings with the Fund’s adviser and other service providers; and (vi) the ability to evaluate and prioritize issues for consideration by the Board. Independent Trustees exercise their informed business judgment to appoint an individual of their choosing to serve as Chairman, regardless of whether the Trustee happens to be independent or a member of management.

Ford B. Draper, Jr., an “interested person” (as such term is defined in the 1940 Act) currently serves as the Chairman of the Board. The Trustees have determined that Mr. Draper satisfies the principles set forth in the statement of policy and that Mr. Draper’s service as Chairman is appropriate and benefits shareholders due to his personal and professional stake in the quality of services provided to the Fund. The Independent Trustees have determined that they can act independently and effectively without having an Independent Trustee serve as Chairman. Nonetheless, as currently composed, the Independent Trustees constitute a substantial majority of the Board.

4.	Under the section entitled “Disclosure of Portfolio Holdings,” provide more detail with respect to any required delay or lag time before the release of portfolio holdings information.

Response: The section has been revised to reflect the Staff’s comment. The following disclosure has been inserted:

Such portfolio holdings information will be as of a date at least 7 days prior to its release. If the Fund releases portfolio holdings information in such a manner, the information may include the securities names, the number of shares held by the Fund, and the cost and market value of the Fund’s holdings. In addition to the schedule of portfolio holdings, the

U.S. Securities and Exchange Commission

April 23, 2010

Fund may release information about the number of securities it holds, a summary of the Fund’s top ten holdings (including security name and the percentage of assets invested in each holding), and a percentage breakdown of the Fund’s investments by country, sector, industry and market capitalization, as applicable. This additional portfolio holdings information will also be as of a date at least 7 days prior to its release. The day after portfolio holdings information is publicly released or available on the Fund’s website, it may be mailed, e-mailed or otherwise transmitted to any person.

5.	Under the section entitled “Service Providers-Compensation,” disclose whether the portfolio manager base salary is a fixed salary

Response: The section has been revised to reflect the Staff’s comment. The portfolio manager base salary is fixed.

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This letter incorporates by reference the “Tandy Letter” signed by an officer of the Trust and attached hereto as Exhibit A.

If you have any questions regarding the Amendment, please contact the undersigned at 215.981.4659 or, in his absence, John M. Ford, Esq. at 215.981.4009.

Very truly yours,

/s/ John P. Falco

John P. Falco

cc:	Mr. Ford B. Draper, Jr.
John M. Ford, Esq.
Ms. Kimberly R. Portmann

KALMAR POOLED INVESTMENT TRUST

BARLEY MILL HOUSE

3701 KENNETT PIKE

WILMINGTON, DE 19807

April 23, 2010

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kalmar Pooled Investment Trust (the “Trust”) File Nos. 333-13593 and 811-7853

Dear Sir or Madam:

In connection with the Trust’s response to certain oral comments received from the Commission staff with respect to Post-Effective Amendment No. 16, the Trust’s Registration Statement on Form N-1A filed with the Commission on February 25, 2010 (the “Amendment”), the Trust is providing the following, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Amendment, (ii) Commission staff comments or changes to disclosure in response to staff comments in the Amendment reviewed by the staff do not foreclose the Commission from taking any action with respect to the Amendment, and (iii) the Trust may not assert staff comments with respect to the Amendment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to John P. Falco, Esq. of Pepper Hamilton, LLP, counsel to the Trust, at 215.981.4659 or, in his absence to John M. Ford, Esq. of Pepper Hamilton at 215.981.4009.

Very truly yours,

/s/ Ford B. Draper, Jr.
Ford B. Draper, Jr.
President

Cc:	Mr. Ford B. Draper, Jr.
John M. Ford, Esq.
Ms. Kimberly R. Portmann